(1)

INTERIM REPORT

For the three months ended

March 31, 2003

CONSOLIDATED BALANCE SHEETS

as at March 31, 2003 and December 31, 2002
(unaudited – $ millions)

	2003	2002

Assets
Cash and short term investments	210.4	481.2
Marketable securities	18.7	36.5
Accounts receivable and other	3,203.5	3,589.1
Recoverable from reinsurers	10,876.4	11,992.9

	14,309.0	16,099.7

Portfolio investments
Subsidiary cash and short term investments (market value – $3,011.2; 2002 – $2,694.3)	3,011.2	2,694.3
Bonds (market value – $10,895.2; 2002 – $11,869.8)	10,746.0	11,681.9
Preferred stocks (market value – $240.5; 2002 – $249.7)	248.3	253.0
Common stocks (market value – $1,105.2; 2002 – $1,125.4)	1,031.1	1,073.6
Investments in Hub, Zenith National and Advent (market value – $481.6; 2002 – $525.4)	537.8	559.7
Real estate (market value – $36.3; 2002 – $38.2)	30.5	32.4

Total (market value – $15,770.0; 2002 – $16,502.8)	15,604.9	16,294.9

Deferred premium acquisition costs	542.7	593.4
Future income taxes	1,399.1	1,544.0
Premises and equipment	154.7	176.5
Goodwill	272.4	292.8
Other assets	104.9	109.2

	32,387.7	35,110.5

Liabilities
Bank indebtedness	112.8	41.9
Accounts payable and accrued liabilities	1,395.1	2,019.4
Funds withheld payable to reinsurers	1,412.4	1,516.1

	2,920.3	3,577.4

Provision for claims	19,773.4	21,165.1
Unearned premiums	2,931.1	3,300.4
Long term debt	2,297.1	2,342.4
Purchase consideration payable	300.0	324.7
Trust preferred securities of subsidiaries	117.4	340.9

	25,419.0	27,473.5

Non-controlling interests	371.0	508.1

Shareholders’ Equity
Common stock	2,234.3	2,235.2
Preferred stock	200.0	200.0
Retained earnings	1,373.1	1,244.4
Currency translation account	(130.0)	(128.1)

	3,677.4	3,551.5

	32,387.7	35,110.5

CONSOLIDATED STATEMENTS OF EARNINGS

for the three months ended March 31, 2003 and 2002
(unaudited – $ millions)

	2003	2002

Revenue
Gross premiums written	1,954.4	1,954.0

Net premiums written	1,609.5	1,577.8

Net premiums earned	1,537.8	1,456.1
Interest and dividends	154.8	153.1
Realized gains on investments	228.2	23.3
Claims fees	111.2	109.7

	2,032.0	1,742.2

Expenses
Losses on claims	1,081.8	1,039.6
Operating expenses	354.9	348.4
Commissions, net	293.1	279.0
Interest expense	44.8	29.9
Other costs and restructuring charges	–	16.3

	1,774.6	1,713.2

Earnings before income taxes	257.4	29.0
Provision for income taxes	85.4	7.1

Earnings from operations	172.0	21.9
Non-controlling interests	(17.4)	(10.6)

Net earnings	154.6	11.3

Net earnings per share	$10.60	$0.46
Shares outstanding (000) (weighted average)	14,136	14,348

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the three months ended March 31, 2003 and 2002
(unaudited – $ millions)

	2003	2002

Retained earnings – beginning of period	1,244.4	796.2
Change in accounting for negative goodwill	–	51.4

Retained earnings as restated – beginning of period	1,244.4	847.6
Net earnings for the period	154.6	11.3
Excess over stated value of shares purchased for cancellation	–	(0.2)
Common share dividends	(21.2)	(14.3)
Preferred share dividends	(3.3)	(3.3)
Dividend tax	(1.4)	(1.4)

Retained earnings – end of period	1,373.1	839.7

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2003 and 2002
(unaudited – $ millions)

	2003	2002

Operating activities
Earnings from operations	172.0	21.9
Amortization	16.6	16.7
Future income taxes	51.3	5.2
Gains on investments	(228.2)	(23.3)

	11.7	20.5
Increase (decrease) in:
Provision for claims	(36.1)	(517.8)
Unearned premiums	(199.0)	169.4
Accounts receivable and other	186.1	103.1
Recoverable from reinsurers	367.0	166.2
Funds withheld payable to reinsurers	(0.8)	(86.8)
Accounts payable and accrued liabilities	(521.7)	(195.1)
Other	214.8	(16.8)

Cash provided by (used in) operating activities	22.0	(357.3)

Investing activities
Investments – purchases	(4,565.1)	(202.5)
– sales	4,968.8	325.9
Sale (purchase) of marketable securities	17.8	(63.9)
Purchase of capital assets	(4.9)	(8.9)
Non-controlling interests	–	(9.5)

Cash provided by investing activities	416.6	41.1

Financing activities
Subordinate voting shares	(0.9)	(0.6)
Trust preferred securities of subsidiary	(204.0)	–
Long term debt repayment	(11.6)	(9.4)
Purchase consideration	(9.4)	–
Bank indebtedness	71.0	10.2
Common share dividends	(21.2)	(14.3)
Preferred share dividends	(3.3)	(3.3)

Cash used in financing activities	(179.4)	(17.4)

Foreign currency translation	(213.1)	(10.6)

Increase (decrease) in cash resources	46.1	(344.2)
Cash resources – beginning of period	3,175.5	3,005.8

Cash resources – end of period	3,221.6	2,661.6

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements

for the three months ended March 31, 2003 and 2002
(unaudited – in $ millions)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 24 to 50 of the company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2002.

    Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings.

2. Investments

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for US$18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the number of OdysseyRe shares purchased.

    Lindsey Morden has entered into a definitive agreement to acquire the claims management and related business of RSKCo Services from a subsidiary of CNA Financial Corporation. Completion of the acquisition is subject to standard closing conditions and is expected to occur by early June 2003.

3. Other Costs and Restructuring Charges

    During the three months ended March 31, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management’s focus on improving operating efficiencies and reducing operating expenses. During that period, the company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden’s representations and warranties on the sale of a U.K. subsidiary in November 1998. There were no such costs or charges during the three months ended March 31, 2003.

4. Trust Preferred Securities

    In February 2003, the company redeemed its RHINOS preferred securities for US$136 (Cdn$204) cash.

5. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2003 compared to December 31, 2002.

    Commencing with the first quarter of 2003 (and reflected in the 2002 first quarter comparatives), the company refined its operating segment disclosure to a legal entity basis as follows:

(a)	The summarized income statement for each operating subsidiary is based on its legal entity results with internal reinsurance participation in its results and other internal eliminations shown separately for each operating segment.

(b)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each legal entity. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(c)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

    Comparative numbers for the U.S. runoff group for the three months ended March 31, 2002 have been restated to include TIG’s discontinued MGA-controlled program business, which was placed into runoff in 2002, retroactive to January 1, 2002 in conformity with the presentation adopted in the company’s 2002 Annual Report.

6. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respect from those applicable in the United States, as described in Note 18 on pages 46 to 50 of the company’s 2002 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	First quarter

	2003	2002

Net earnings, Canadian GAAP	154.6	11.3
Recoveries on retroactive reinsurance, net of tax	9.2	9.0
Cumulative catchup adjustment on changes in accounting for negative goodwill	–	179.7
Mark to market on S&P puts	–	(7.3)

Net earnings, U.S. GAAP	163.8	192.7

Net earnings per share, U.S. GAAP	$11.25	$13.10

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	March 31,	December 31,
	2003	2002

Shareholders’ equity, Canadian GAAP	3,677.4	3,551.5
Other comprehensive income	100.9	127.5
Cumulative reduction in net earnings under U.S. GAAP	(560.1)	(569.3)

Shareholders’ equity, U.S. GAAP	3,218.2	3,109.7

Book value per share, U.S. GAAP	$213.58	$205.77

    At March 31, 2003, the cumulative reduction in net earnings under U.S. GAAP primarily relates to the deferred gain on retroactive reinsurance.

7. Foreign Exchange

    The translation of the company’s consolidated balance sheet and results of operations are significantly affected by movements in the US dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

    (a) Period end exchange rate

March 31, 2003	$1.4709
December 31, 2002	$1.5798
Decrease in the value of the US dollar vs. the Canadian dollar	6.9%

    (b) Average exchange rate

March 31, 2003	$1.5224
March 31, 2002	$1.5947
Decrease in the value of the US dollar vs. the Canadian dollar	4.5%

    It is the company’s intention to convert its financial statements to U.S. dollar reporting during the second quarter of 2003.

8. Proposed Public Offering

    Fairfax’s wholly-owned subsidiary Northbridge Financial Corporation, which will be the holding company for Lombard, Commonwealth, Markel and Federated, Fairfax’s Canadian insurance company subsidiaries, has filed a preliminary prospectus with securities regulatory authorities in all provinces and territories in Canada relating to a proposed initial public offering of its common shares.

9. Adverse Development Cover

    Reinsurers led by Chubb Re (Bermuda) Ltd., on behalf of Federal Insurance Company, have agreed (subject as noted below) to provide up to US$200 million of the US$300 million adverse development cover relating to TIG Insurance Company’s reserves which is currently being provided by Fairfax’s ORC Re subsidiary. Benfield acted as an adviser and intermediary in placing this reinsurance. Completion of this cover is subject to final contract terms and various conditions being met including final approval by insurance regulatory authorities.

    The additional net cost of this protection will be approximately US$19 million for US$100 million of the cover (the full cost will be US$119 million for an initial US$200 million cover, which also includes US$100 million of cover for TIG’s reserve strengthening at the time of its restructuring in 2002). Fairfax has the option until March 31, 2004 to determine if it wishes to purchase the additional US$100 million in coverage, subject to various terms of the agreement. The cost for the optional additional US$100 million in coverage is approximately US$61 million.

    The California Department of Insurance has indicated to Fairfax that upon completion of this cover (which is subject to the Department’s final approval), it will permit US$200 million of securities to be released from the trust established for TIG’s benefit which holds the securities distributed by TIG upon its restructuring in December 2002. US$53.5 million of these distributed securities will be contributed to TIG to fund a portion of the cost of this cover. Fairfax will be responsible for the net US$26.5 million remainder of this cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in $ millions except per share amounts and as otherwise indicated)

    Net earnings increased to $154.6 ($10.60 per share) in the first quarter of 2003 from $11.3 ($0.46 per share) in 2002, primarily due to continued improvements in combined ratios from 100.1% in 2002 to 98.1% in 2003, and significant realized gains offset by increased interest costs and a higher income tax provision, which are discussed below. The weighted average outstanding shares for the three months ended March 31, 2003 were 14.1 million versus 14.3 million last year.

    Revenue in the first quarter increased to $2,032.0 from $1,742.2 last year principally as a result of higher net premiums earned and significant realized gains. Net premiums written increased 2.0% over the previous year (18.6% excluding TIG’s discontinued MGA-controlled program business), to $1,609.5 from $1,577.8 in 2002.

    Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income. The income statement balances were reduced by the 4.5% decline in the U.S. dollar against the Canadian dollar. For the year ended December 31, 2002, more than 72% of the company’s revenue was earned in U.S. dollars.

    At December 31, 2002, more than 73% of the company’s consolidated assets were denominated in U.S. dollars. The strengthening of the Canadian dollar against the U.S. dollar during the first quarter of 2003 amounted to 6.9% and was a significant component in the balance sheet account movements, as summarized below:

				%
				attributable	Actual %
	March 31,	December 31,	%	to foreign	(decline)
	2003	2002	decline	exchange	increase

Recoverable from reinsurers	10,876.4	11,992.9	(9.3)	(6.9)	(2.4)
Portfolio investments	15,604.9	16,294.9	(4.2)	(6.9)	2.7
Provision for claims	19,773.4	21,165.1	(6.6)	(6.9)	0.3

    For the quarter ended March 31, 2003, U.S. dollar cash resources were reduced by $213.1 due to the strengthening of the Canadian dollar, as shown in the foreign currency translation on the consolidated statement of cash flows.

    It is the company’s intention to convert its financial statements to U.S. dollar reporting during the second quarter of 2003.

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months ended March 31, 2003 and 2002:

	2003	2002

Combined ratio
Insurance – Canada	95.3%	99.4%
– U.S.	98.2%	101.8%
Reinsurance	99.0%	98.8%

Consolidated	98.1%	100.1%

Sources of net earnings (with Lindsey Morden equity accounted)
Underwriting
Insurance – Canada	12.3	1.3
– U.S.	6.9	(6.6)
Reinsurance	6.5	5.6

Underwriting income	25.7	0.3
Interest and dividends	117.4	100.7

Operating income	143.1	101.0
Realized gains (losses)	125.4	(38.4)
Runoff and other	40.4	15.2
Claims adjusting (Fairfax portion)	(1.5)	(5.3)
Interest expense	(41.7)	(26.7)
Corporate overhead and other	(8.5)	(5.8)
Restructuring charges	–	(6.4)

Pre-tax income	257.2	33.6
Less: taxes	(84.7)	(9.1)
Less: non-controlling interests	(17.9)	(13.2)

Net earnings	154.6	11.3

   Canadian Insurance Companies

March 31, 2003

					Intercompany
	Commonwealth	Federated	Lombard	Markel	reinsurance(1)	Total

Underwriting profit	4.1	0.6	4.0	1.4	2.2	12.3

Combined ratio	88.9%	96.7%	97.1%	94.7%	94.4%	95.3%

Gross premiums written	84.7	32.2	199.7	61.3	(1.3)	376.6

Net premiums written	27.5	19.9	155.8	35.4	28.8	267.4

Net premiums earned	36.8	18.2	138.6	26.3	39.2	259.1

Underwriting profit	4.1	0.6	4.0	1.4	2.2	12.3

Interest and dividends						25.6

Operating income						37.9
Realized gains						5.7

Pre-tax income						43.6

March 31, 2002

					Intercompany
	Commonwealth	Federated	Lombard	Markel	reinsurance(1)	Total

Underwriting profit (loss)	2.2	0.1	(3.3)	0.1	2.2	1.3

Combined ratio	93.6%	99.3%	103.2%	99.1%	99.2%	99.4%

Gross premiums written	170.9	27.0	150.4	40.5	(0.4)	388.4

Net premiums written	30.9	18.4	98.0	27.6	79.1	254.0

Net premiums earned	32.9	18.4	101.7	15.0	39.4	207.4

Underwriting profit (loss)	2.2	0.1	(3.3)	0.1	2.2	1.3

Interest and dividends						12.5

Operating income						13.8
Realized gains						0.4

Pre-tax income						14.2

(1)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

    The Canadian insurance companies’ combined ratio for the three months ended March 31, 2003 improved to 95.3% from 99.4% last year. The hard insurance market continues in 2003, and the Canadian insurance companies’ underwriting profit in the first quarter of 2003 reflects the increased volumes and continued price increases achieved by all companies in 2002 and continuing into 2003. Excluding TIG premiums written by Commonwealth in the first quarter of 2002, net premiums written by the Canadian insurance companies (before intercompany reinsurance) increased by 36.4% in the first quarter of 2003 compared with the first quarter of 2002 due to price increases achieved in continuing favourable market conditions. For Commonwealth, excluding TIG premiums written in the first quarter of 2002, gross premiums written were flat in the first quarter of 2003 and net premiums written increased by 21.3% as compared to the first quarter of 2002. For Lombard, net premiums written increased by 59.0% in the first quarter of 2003 compared with the first quarter of 2002 due to price and volume increases, as well as the change in its reinsurance arrangements with CRC (Bermuda) to a 20% quota share on all lines of business, effective January 1, 2003, which accounted for $14.7 or 15 percentage points of the increase.

   U.S. Insurance Companies

March 31, 2003

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit	0.6	4.1	0.1	2.1	–	6.9

Combined ratio	99.8%	95.6%	99.2%	89.8%	–	98.2%

Gross premiums written	404.2	108.0	18.1	9.5	(3.6)	536.2

Net premiums written	317.5	88.7	14.1	9.4	9.6	439.3

Net premiums earned	261.6	93.5	11.8	20.6	(0.1)	387.4

Underwriting profit	0.6	4.1	0.1	2.1	–	6.9

Interest and dividends						45.4

Operating income						52.3
Realized gains						87.4

Pre-tax income						139.7

March 31, 2002

	Crum &			Intercompany
	Forster	Fairmont(1)	Falcon(2)	reinsurance(3)	Total

Underwriting profit (loss)	(9.1)	3.2	(0.4)	(0.3)	(6.6)

Combined ratio	103.3%	96.1%	102.2%	–	101.8%

Gross premiums written	384.7	121.5	35.3	(5.4)	536.1

Net premiums written	318.0	86.8	26.7	0.9	432.4

Net premiums earned	277.3	82.5	16.5	(0.2)	376.1

Underwriting profit (loss)	(9.1)	3.2	(0.4)	(0.3)	(6.6)

Interest and dividends					47.4

Operating income					40.8
Realized gains					12.1

Pre-tax income					52.9

(1)	Fairmont includes Ranger’s results and the ongoing operations of TIG’s Hawaii and A&H business on a retroactive basis consistent with the basis of presentation effective January 1, 2003.

(2)	Included in U.S. operations for convenience.

(3)  Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

    The U.S. insurance companies’ combined ratio for the three months ended March 31, 2003 improved to 98.2% from 101.8% last year (after giving effect of the discontinued TIG business which was moved to runoff). Crum & Forster and Fairmont continued to obtain double digit price increases on renewal business written in the first quarter of 2003, continuing the price increases each company has obtained since prices began increasing in the first quarter of 2000. Crum & Forster’s combined ratio of 99.8% for the first quarter of 2003 compared to 103.3% for the first quarter of 2002 primarily reflects the continuing execution of management’s underwriting, distribution and expense initiatives. In U.S. dollars, Crum & Forster’s net premiums written for the first quarter of 2003 increased by 13.3% over 2002 prior to the negative impact of Seneca recording its bail bonds on a net basis commencing January 1, 2003, reflecting new business and price increases on renewal business. Fairmont’s combined ratio of 95.6% and its 2.2% increase in net premiums written in the first quarter of 2003 compared to the first quarter of 2002 reflect its continuing business from Ranger and TIG’s Hawaii and Accident & Health books of business.

     Reinsurance

	March 31, 2003			March 31, 2002

		Intercompany			Intercompany
	OdysseyRe(1)	reinsurance(2)	Total	OdysseyRe(1)	reinsurance(2)	Total

Underwriting profit	7.2	(0.7)	6.5	5.6	–	5.6

Combined ratio	98.9%	0.1%	99.0%	98.8%	–	98.8%

Gross premiums written	858.4	(31.7)	826.7	643.9	(24.0)	619.9

Net premiums written	745.8	(8.6)	737.2	578.6	(15.8)	562.8

Net premiums earned	681.0	–	681.0	451.8	–	451.8

Underwriting profit	7.2	(0.7)	6.5	5.6	–	5.6

Interest and dividends			46.4			40.8

Operating income			52.9			46.4
Realized gains			57.1			3.2

Pre-tax income			110.0			49.6

(1)	These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and other adjustments made as part of ORH’s IPO.

(2)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

    The reinsurance group’s combined ratio remained stable at 99.0% compared to 98.8% last year demonstrating consistency with respect to underwriting profitability and portfolio growth. Net premiums written increased by 31.0% in the first quarter of 2003 compared to the first quarter of 2002 as insurance and reinsurance market conditions continued to improve on a global basis, providing the key factor for growth. Premium growth in North America was due mainly to increased pricing both at the insurance and reinsurance levels while premium growth in the Euro Asia division reflected opportunities due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For more information on OdysseyRe’s results, please see its first quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the first quarter of 2003 increased to $117.4 from $100.7 last year due to increased investment portfolios for the insurance and reinsurance companies reflecting positive cash flow from operations, special dividends on the Canadian insurance companies’ equity portfolio and reduced interest expense on funds withheld balances payable to reinsurers.

    Realized gains on investments were $125.4 for the first quarter of 2003, principally from the sale of bonds, consisting of $150.2 of realized gains on investments in the insurance and reinsurance operations, reduced by $24.8 principally for additional provisions.

   Runoff and Other

March 31, 2003

			Intercompany
	U.S.	European	reinsurance(1)	Total

Gross premiums written	189.4	95.3	(69.8)	214.9

Net premiums written	93.9	103.9	(32.2)	165.6

Net premiums earned	165.3	80.7	(35.7)	210.3
Losses on claims	(128.9)	(81.2)	31.2	(178.9)
Operating expenses	(85.3)	(48.3)	11.7	(121.9)
Interest and dividends	17.0	15.8	(4.7)	28.1

Operating income (loss)	(31.9)	(33.0)	2.5	(62.4)
Realized gains	57.2	45.6	–	102.8

Pre-tax income	25.3	12.6	2.5	40.4

March 31, 2002(2)

			Intercompany
	U.S.	European	reinsurance(1)	Total

Gross premiums written	372.2	55.0	(17.6)	409.6

Net premiums written	292.1	52.7	(16.2)	328.6

Net premiums earned	396.9	16.1	7.7	420.7
Losses on claims	(305.3)	(51.4)	19.9	(336.8)
Operating expenses	(146.8)	(16.4)	(10.2)	(173.4)
Interest and dividends	21.1	26.1	(4.2)	43.0

Operating income (loss)	(34.1)	(25.6)	13.2	(46.5)
Realized gains	47.6	13.2	0.9	61.7

Pre-tax income (loss)	13.5	(12.4)	14.1	15.2

(1)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

(2)	Restated on a legal entity basis, as disclosed in Note 5 above.

    The U.S. runoff segment represents the merged operations of TIG Insurance and International Insurance Company effective December 16, 2002 (the comparative numbers have been retroactively restated to include TIG’s runoff business and to present the runoff results on a comparable basis). For the three months ended March 31, 2003, the U.S. runoff group had pre-tax income of $25.3 compared to $13.5 for the first quarter of 2002, primarily due to higher realized gains. The operating loss of $31.9 for the three months ended March 31, 2003 relates to the runoff of TIG’s discontinued MGA-controlled program business, where a more successful than expected reduction in premiums during the transition period to a full runoff basis resulted in the reduction in operating expenses lagging the reduction of premiums.

    For the European runoff operations, net premiums earned primarily relate to ORC Re’s participation in the reinsurance programs for the U.S. and other subsidiaries and from the runoff of CTR’s premiums. The operating loss of $33.0 for the three months ended March 31, 2003 reflects lower investment income of $15.8 for the first quarter of 2003 as compared to $26.1 for the first quarter of 2002, primarily due to lower yields on the investment portfolio.

   Other Elements of Net Earnings

    Interest expense increased to $41.7 (including ORH interest of $3.5) for the first quarter of 2003 compared to $26.7 (including ORH interest of $2.2) in 2002, principally due to the new interest cost in 2003 of $7.0 on the company’s purchase consideration payable for the acquisition of the remaining 72 1/2% economic interest in TRG and the $14.1 benefit in 2002 of the company’s fixed rate to floating rate interest rate swaps, which were closed out in the third quarter of 2002 with the resulting gain being deferred and amortized against future interest expense.

    Corporate overhead and other consists of Fairfax and OdysseyRe holding company expenses net of the company’s investment administration and management fees and interest income on Fairfax’s cash balances and is broken down as follows:

	March 31,	March 31,
	2003	2002

Fairfax corporate overhead	7.9	10.8
Management and investment fees	(6.2)	(9.2)
OdysseyRe corporate overhead	3.4	1.2
Internet and technology expenses	3.4	3.0

	8.5	5.8

    The company recorded an income tax expense of $84.7 for the first quarter of 2003, principally due to higher levels of income and realized gains in higher tax jurisdictions compared with the first quarter of 2002.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	March 31,	March 31,
	2003	2002

OdysseyRe	17.9	6.6
TRG	–	6.7
Lindsey Morden	(0.5)	(2.7)

	17.4	10.6

    At March 31, 2003, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the benefits of which were assigned to ORC Re as of December 31, 2002) totalling US$732.5 (unchanged from December 31, 2002), leaving unutilized coverage of US$267.5.

Investments

    At March 31, 2003 the investment portfolio had a pre-tax unrealized gain of $165.1 (consisting principally of unrealized gains on bonds of $149.2) compared to an unrealized gain of $207.9 at December 31, 2002.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	March 31,	December 31,
	2003	2002

Cash, short term investments and marketable securities	229.1	517.7
Bank indebtedness	63.5	–
Long term debt	2,176.6	2,221.2
Purchase consideration payable	300.0	324.7
RHINOS	–	214.9
Net debt	2,311.0	2,243.1
Common shareholders’ equity	3,477.4	3,351.5
Preferred shares and trust preferred securities of subsidiaries	317.4	326.0
OdysseyRe non-controlling interest	304.6	424.2
Total equity	4,099.4	4,101.7
Net debt/equity	56%	55%
Net debt/total capital	36%	35%
Interest coverage	7.2x	4.6x
Common shareholders’ equity per share	$246.08	$237.01

    At March 31, 2003, Fairfax had $229 of cash, short term investments and marketable securities at the holding company level after it repaid its RHINOS of $204, contributed $30 of additional capital to Lombard to support that company’s expanding business, paid a common share dividend ($21) and paid first quarter interest and net operating expenses. During the first quarter, the company used its bank lines to pay $63.5 on maturity of foreign exchange contracts hedging its investment in U.S. subsidiaries, resulting in a slight increase in the company’s net debt to equity and net debt to total capital ratios. Fairfax’s remaining non-recurring obligations in 2003 consist of maturing foreign exchange contracts of $23.6, a repayment of $147 (US$100) to TIG on June 30, 2003 in connection with arrangements for the use of cash derived from the OdysseyRe IPO and $172.1 of debt maturing in December. As anticipated, Fairfax received no dividends from its operating subsidiaries during the first quarter; these dividends are usually received in the latter half of the year.

    Common shareholders’ equity at March 31, 2003 was $3.5 billion or $246.08 per share.